SticNstac

Three patents cover an array of products that are designed primarily to speed-up installation of wire and cable. All of our products can be installed before any wire or cable is run, making SticNstac an electricians' "go to" product line, for fast, easy and safe installation of wire and cable.


No More Hammering Staples!
stiCNStac ™
ELECTRICIANS HOMEOWNERS
Panel Wire Support Bar
SticNstacs
Stackable
SticNstac-Wing NEW!
Snaps onto the Seismic Wire

Invest

$99 minimum investment

DEADLINE: March 29, 2024

in 2 months

UNIT PRICE

$1

TOTAL RAISED

$16,050

VALUATION

$18,800,000

4(a)(6) offering provided by Netcapital Funding Portal Inc.

INTRODUCTION

SticNstac LLC is an Idaho company dedicated to research, invention, development, manufacture, and distribution of disruptively innovative SticNstac products throughout the Electrical Wholesale and Retail Industry and markets. We are in service to the Profession Electrician, Contractors and tradesman.

Our Origin Story Told by Our Inventor, Gary Gintz:

On a cold November evening in 2013, I was fiddling with my utensil holder. My wife was scowling because the only job I was working on had a "STOP WORK" order put in place – this was due to an errant hole drilled through a support beam. I remember thinking to myself, "stapling wires above the panel, against a cut, toe nailed to a 2 x 6 piece of wood, is pretty much the same on every job." I thought, "what if the wires could be strung through a bracket that was installed ahead of time? It would save time in not having to cut a piece of wood and toenail it between studs, and still have to staple the wires to boot!"

So, with a little time on my hands, I went to work designing a bracket that would fit between two studs above an electrical panel. That was when I started drilling holes in a rubber utensil holder: my first attempt at making a prototype for the support bracket. I went through quite a few utensil holders before I got something that seemed to work. Then it hit me; **"if I am eliminating staples above a panel, why couldn't I eliminate staples everywhere?"**

SUCCESS TO DATE

Since founding our company, our success has been gauged by procuring very relevant patents, and necessary UL Listings, before letting these products be widely known to the electrical trade.

Recognition:

- Consumer Product of the Year – 2021 Finalist, Idaho Innovation Awards
- Selected as one of 22 semifinalists for the 2022 Boise Entrepreneur Week Pitch Competition

Patents:

- Types of SticNstacs used are RMX, RNG: US Patent #10,283,950. UL listed E478961.
- Panel Wire Support Bar (PWSB): Cat. #SNS PWSB 101. US Patent(s) #10,122,157 & #10,644,486. UL listed E532492.
- SticNstac-Wing: US Patent #11,626,717. UL listing pending.

THE THREE MAIN PROBLEMS

According to US census 2023 statistics, a 20-year (2002-2022) average of just over 15 million housing units are completed per year. Extrapolated, that indicates at least 3 billion staples are used per year to wire residential units, figuring conservatively 200 staples per unit. **That's over 3 billion chances for staples to be mis-aligned or hammered in just a little too hard over electrical wires, creating potential safety hazards.** In addition, stats show over 15 million panel boxes are installed on average per year where electricians are securing panel wires with slow traditional methods and associated potential hazards.



1. **Hammering metal staples over electrical wires during construction is slow, inefficient, and potentially hazardous** – no one likes to swing that hammer! Hammering staples while running wire is incredibly slow and awkward. Wire gets ruined, fingers get smashed, thumbs get split open, and metal staples can and do short circuit wires! No, there's no good reason for hammering staples over electrical wires during construction especially since, as of now, there's a much better, faster and safer way to secure the wire.
2. **Currently, supporting electrical wires above a panel box requires carpentry work and hammering staples.** The electrician generally must measure and cut a 2x6-inch piece of wood, install it flat against the backside of the house 12 inches above the panel box. This is so staples can be hammered over wires 12 inches above the panel box for support, as per electrical code. Cutting a piece of 2x6 wood, toenailing it above the panel box, hammering staples over wires with all the inherent hazards, potentially millions of times a year in the US, makes for a lot of slow, time-consuming and unnecessary work.
3. **Securing electrical wiring above a T-Bar ceiling is currently done inefficiently.** Securing metal clad cable (MCC) to seismic wires above a T-Bar ceiling to meet code, is a slow, awkward process using zip ties and/or "batwing" methods.

OUR THREE SOLUTIONS

- StícNstacs
- StícNstac - Panel Wire Support Bar (PWSB)
- StícNstac-Wing



1. StícNstacs: Installation

Potential time saved: hours on average in a 3–4-bedroom home or apartment.

SticNstacs are novel, re-closable and stackable plastic UL LISTED devices, utilizing a vulcanizing adhesive that bonds instantly and permanently to wood or steel studs in houses or apartments. They position and secure wires much faster, better and safer than hammered staples. Delivered from a unique 20 strip roll, SticNstacs are lightweight and easily dispensed from a tool bag or a pant pocket. A deluxe installation kit includes an applicator tool on a leash, and a lighter leash for a bic-type lighter for cold conditions.

The solutions SticNstac presents are planned to be approached in increments:

We plan to show electricians how installing a single SticNstac 8 inches from every nailed-on plastic switch/outlet box ahead of pulling wire may save them at least an hour off an eight-hour day, and may save up to 50'-100' of otherwise wasted wire per average 3-4 bedroom unit. 100 boxes would translate to 100 SticNstacs. NATIONAL ELECTRICAL CODE (NEC) calls for securing wires 8" from every switchbox.

We also plan to show electricians the unique stacking capability of Sticnstacs, which highlights the limitations of staples and eliminates the need for unnecessary stacking hardware being used today.


PWSB
LISTED

2. StícNstac - Panel Wire Support Bar (PWSB)

Potential time saved: 20-45 minutes.

The Panel Wire Support Bar establishes neat and proper cable management. The PWSB can be installed with 4 screws in less than a minute prior to any wires being run to the panel box. The holes in the bar correspond over the knock-out holes in the panel box. Wires can be pulled through the PWSB and into the panel, with just one pull. All of this with no need to hammer staples, whatsoever!


sticNstac

3. The SticNstac-Wing

Potential time saved: hours.

This is a wire-holding device that snaps onto the seismic wires in commercial T-bar ceiling set-ups. e.g., office buildings, school and commercial buildings. As with all SticNstac products, the SticNstac-Wing can be installed at the time seismic wires are installed, prior to running actual MC (metal clad) cable. Without getting too technical, these wire holders can hold two MC cables as opposed to one with the traditional "batwing" and can secure MC Cable in a fraction of a second!

SUMMARY

All SticNstac products can be quickly installed prior to running wire or cable. This enormous time saving process is revolutionary in the electrical trade.

All SticNstac products are made from plastic materials and are non-conductors of electricity. This is revolutionary since conductive metal staples have been used to secure wires for 70+ years.

Existing market: over 3 billion SticNstacs could replace over 3 billion metal staples per year in the US alone. Over 15 million PWSB's per year could replace the old 2X6 wood/staple method.

SticnNstac is a fast and modern way of securing wire for today's modern tradesmen.



Faster & Better Testimonial: Efficiency

"Efficiency is important to me. I ran a general contracting company for 10 years in parallel to my finance companies, and prior to that I ran our family's HVAC business and have a strong understanding of electrical and framing.

In terms of securing electrical wire/cable during construction, simple work flow analysis tells me that SticNstac has brought an entirely new and revolutionary installation process insight into how wiring buildings can be accomplished swiftly, saving significant labor time for electricians and contractors compared to long standing inefficient traditional installation methods.

The jewel of this astounding SticNstac insight is that they have developed in 3 categories, patented products for securing and positioning wire, and each one can be installed where needed, ***before the wire is actually run.*** This has never been done before in the trade! This is a new game-changing and time-saving method, whereas longstanding traditional methods require the electrician to have to install the wire securing device (whether it be hammered metal staples, metal bat-wings, or zip ties) while running the wire, **all at the same time.** This older method is slow, awkward and time consuming. With all 3 SticNstac products, the installer quickly installs the securing devices prior to running wire, with minimal or no tools required, and then returns with the wire/cable and rapidly snaps or feeds wire into the durable plastic devices using only a wire stripper to complete the wire run from the outlet-switch-junction boxes to the circuit breaker panel.

SticNstac products are also better because they reduce potential workforce injuries because they reduce excess time on ladders of installers doing awkward things, and they eliminate potential bodily injuries of all kinds, because their installation methods eliminate most traditional noisy, heavy tools used today in order to run wire during construction. Nothing slows down efficiency and increases costs like dealing with a work site injury.

I've closely watched the development of these groundbreaking innovative products, and **I support SticNstac's claims of superior efficiency: FASTER and BETTER I believe than any wire securing devices or products available for today's professional electrician or do-it-yourselfer.**" – *J.C. (Boise, Idaho)*

Safety First Testimonial

"**Recently, I went out to my workshop next to the house, and when I walked in, I smelled something burning**. I'm a former electrician, and this had an unmistakable 'electrical' odor. I followed my nose to the workbench and reached out and touched an outlet cover – ouch! It was super hot. I knew enough to immediately turn off the main circuit breaker and call the Fire Department. After arriving, a firefighter cut an opening in the sheetrock wall next to the outlet which revealed what was going on to create this stench and extreme heat - **the cause was shown to be a metal staple that was hammered too tightly over the outlets electrical wire during installation into the wood stud**, and that over time, the over compressed and thinned-out wire insulation failed enough for a high temperature electrical arc fault to jump from the wire and travel between the electrically conductive metal staple and metal nail nearby that held the outlet box to the wood stud. The plastic box had started to melt and smolder, releasing fumes as did the wire insulation.

The firefighter said that it was lucky I was home and had gone into the shop to discover this. He said once the smoldering got some oxygen, a destructive fire was likely. The shop had been built 10 years earlier, and this was an issue that suddenly became a serious problem long after installation, one that could have been catastrophic! **I believe that if this electrical wire had been secured by an electrically non-conductive plastic SticNstac cable holder, rather than a hammered metal staple, this event would never have occurred.** I'm certainly glad this didn't occur in the attic of our house while my wife and I were sleeping. **I support the superior safety claims of SticNstac.**" – *B.H. (Boise, Idaho)*

BUSINESS MODEL

We are currently in discussions and negotiations with manufacturing companies as well as distribution companies to have our parts made in the USA and distributed throughout the globe. Some companies are multinational emphasizing electrical tools and products, and have a brick-and-mortar presence in the majority of the electrical wholesale supply houses in the Country. In addition, some fulfill orders through Amazon, other websites, some have representation in retail big box stores. Initial manufacturing is planned to takeplace in Nampa, Idaho close to a newly constructed Amazon distribution center.

MARKET

According to US census 2023 statistics, a 20-year (2002-2022) average has shown that **over 3 billion staples could be replaced by 3 billion SticNstacs per year** in the U.S. Statistics also show that **over 15 million SticNstac Panel Wire Support Bars could replace** the old wood and staple method, per year.

The market share for the SticNstac-Wing would be like the SticNstacs. Without getting too technical, having a SticNstac installed at the time the switch/outlet box is nailed onto the framing, enables the electrician to approach the box with wire strippers, instead of a hammer, and allows the electrician to install the wire directly inside the box, already stripped and then simply snap the SticNstac closed securely over the wire 8 inches above the switchbox. Code requires every wire to be secured within 8 inches of the switchbox. This is a constant that does not change. Our understanding is this: even if electricians choose to install just one SticNstac per switchbox, that may call for millions of SticNstacs to be sold per one million SticNstac Panel Wire Support Bars (PWSB's) sold.

After we have the first million SticNstacs ready to go for the sample giveaway (one 20-piece SticNstac strip free with each PWSB purchase), we plan to build up stock of about 10 to 20 million pieces to satisfy sales that may erupt.

TEAM



William 'Ned' Fowkes
President & CEO

Artistic and Business Entrepreneur
Watershed Restoration Project Specialist
Remodeling Contractor - retired
Disability Rights Advocate



Gary Gintz
Inventor - V.P. Head of R & D

Over 50 years in the electrical trade, both as an electrician and an electrical contractor. Now retired.



Harry Zuckerman
VP & CFO

Semi-retired Business Entrepreneur
Served with Idaho State Insurance Fund
Master Gunnery Sergeant (U.S. Marine Corps/Retired)



John L. Runft
V.P. & Chief Legal Counsel

Professional: Attorney with practice emphasis on transactional and civil litigation in business, contract, commercial, corporate, administrative law, and constitutional law in state and federal courts. J.D. University of Chicago Law School, 1965
Veteran: served three years (1955-1958) in the United States Army in Germany with an MI Unit. Idaho Civilian Aide to the Secretary of the Army of the United States, (1988 – 1995)
Community: Founding Member (1988 to date) and Director (1988-1996) of the Idaho Community Foundation.

USE OF PROCEEDS

If the offering's maximum amount of $1,235,000 is raised:

Use	Value	% of Proceeds
Personnel Comp - Management	$125,000	10.1%
Personnel - Operations	$125,000	10.1%
Personnel - R & D -product & equipment	$150,000	12.1%
New employees	$80,000	6.5%
General Admin & Accounting	$45,000	3.6%
Total Legal - contracting & patent	$75,000	6.1%
Initial Manufacturing - design & equipment	$135,000	10.9%
Initial Marketing development costs	$75,000	6.1%
Initial Sales Costs	$35,000	2.8%
Rent/Utilities etc.	$60,000	4.9%
Debt Retirement	$195,000	15.8%
Accounts payable	$74,485	6.0%
Intermediary fees	$60,515	4.9%

TERMS

This is an offering of Class B Shares, under registration exemption 4(a)(6), in SticNstac LLC. This offering must raise at least $10,000 by March 29, 2024 at 11:59pm ET. If this offering doesn't reach its *target*, then your money will be refunded. SticNstac may issue additional securities to raise up to $1,235,000, the offering's *maximum*.

If the offering is successful at raising the maximum amount, then the company's implied valuation after the offering (sometimes called its *post-money valuation*) will be:

20,035,000 units
× $1 per unit

$20,035,000 implied valuation

FINANCIALS

These financial statements have been reviewed by an independent Certified Public Accountant.

CPA review letter

SEC FILINGS

The Offering Statement is a formal description of the company and this transaction. It's filed with the SEC to comply with the requirements of exemption 4(a)(6) of the Securities Act of 1933.

Latest Offering Statement

We're also required to share links to each of the SEC filings related to this offering with investors.

- Form C on January 4, 2024

UNDERSTAND THE RISKS

Be sure to understand the risks of this type of investment. No regulatory body (not the SEC, not any state regulator) has passed upon the merits of or given its approval to the securities, the terms of the offering, or the accuracy or completeness of any offering materials or information posted herein. That's typical for Regulation CF offerings like this one.

Neither Netcapital nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

MORE INFO

- Website
- LinkedIn
- Facebook

UPDATES

Jan 4, 2024 — Primary offering of 1,235,000 units at $1

Jan 4, 2024 — Filed Form C

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